As filed with the Securities and Exchange Commission on December 13, 2004
Registration No. 333-118866

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

JAKKS Pacific, Inc.

(Exact name of registrant as specified in its charter)

Delaware	95-4527222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

22619 Pacific Coast Highway

Malibu, California 90265
(310) 456-7799
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jack Friedman

Chairman
JAKKS Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265
(310) 456-7799
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Saul Kaszovitz, Esq.

Feder, Kaszovitz, Isaacson, Weber,
Skala, Bass & Rhine LLP
750 Lexington Avenue
New York, New York 10022-1200
(212) 888-8200
Fax: (212) 888-7776

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	be Registered	per Unit(1)	Price(1)	Registration Fee

Common Stock, par value $.001 per share	774,754 Shares	$19.56(2)	$15,154,189	$1,920.04(3)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c).

(2)	Pursuant to Rule 457(c), represents the average of the high and low sales prices of our common stock for September 1, 2004 as reported on the Nasdaq National Market System.

(3)	Previously paid upon the initial filing of this Registration Statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING ANY OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED December 13, 2004

PROSPECTUS

774,754 Shares

JAKKS Pacific, Inc.

Common Stock

        This prospectus relates to 774,754 shares of our common stock, par value $0.001 per share, that may be sold from time to time by the selling security holders listed under the caption “Selling Security Holders” on page 14. We will not receive any of the proceeds from the sale of the common stock. See “Use of Proceeds.”

      The selling security holders may determine the prices at which they will sell the common stock, which prices may be at market prices prevailing at the time of such sale or some other price.

      Our common stock is traded on the Nasdaq National Market System under the symbol “JAKK.” On December 7, 2004, the last reported sale price of our common stock on the Nasdaq National Market System was $19.02 per share.

       INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” ON PAGE 8.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2004

TABLE OF CONTENTS

TABLE OF CONTENTS

Page

Summary	1
Risk Factors	8
Forward Looking Statements	15
Use of Proceeds	15
Selling Security Holders	15
Plan of Distribution	16
Legal Matters	18
Independent Auditors	18
Incorporation of Documents by Reference	19
Where You Can Find More Information	19
Disclosure of Commission Position on Indemnification For Securities Act Liabilities	20
Exhibit 5.1	E-5.1-1
EX-23.1	E-23.1-1
EX-23.2	E-23.2-1
EX-23.3	E-23.3-1
EX-24.1	E-24.1-1

ABOUT THIS PROSPECTUS

      This prospectus constitutes part of a registration statement on Form S-3 that we filed with the SEC through what is known as the shelf registration process. Under this process, any selling security holder may sell the securities described in the prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling security holders may offer. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      In connection with this offering, no person is authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information contained and incorporated by reference in this prospectus and any accompanying prospectus supplement is accurate only as of the date of this prospectus or the prospectus supplement or the date of the document incorporated by reference, as the case may be, regardless of the time of delivery of the prospectus.

      You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our securities.

i

SUMMARY

      This summary highlights information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including “Risk Factors” beginning on page 7, before investing in the common stock. When we use the terms “JAKKS,” “we,” “us,” or “our,” we are referring to JAKKS Pacific, Inc. and its subsidiaries, unless the context requires otherwise or we expressly state otherwise in this prospectus.

JAKKS Pacific, Inc.

Our Business

      We are a leading multi-line, multi-brand toy company that designs, develops, produces and markets toys and related consumer products. We focus our business on acquiring or licensing well-recognized trademarks and brand names with long product histories (evergreen brands). We seek to acquire these evergreen brands because we believe they are less subject to market fads or trends. Our products are typically lower-priced toys and accessories and include:

•	Electronic products, including Laser ChallengeTM and TV games;

•	Action figures and accessories including licensed characters, principally based on the World Wrestling EntertainmentTM (“WWE”) and the Dragon Ball® franchises, and toy vehicles, including Road Champs® die-cast collectibles, MXS extreme sports, remote control vehicles and RemcoTM toy vehicles and role-play toys and accessories;

•	Craft, activity and stationery products, including Flying Colors® activity sets, compounds, playsets and lunch boxes and Colorworkshop® craft products such as Blopens® and Vivid Velvet®, and Pentech® writing instruments, stationery and activity products;

•	Child Guidance® infant and pre-school electronic toys, toy foam puzzle mats and blocks, activity sets, outdoor products, plush toys and slumber bags;

•	Seasonal toys and leisure products, including kites, Funnoodle® pool toys, and StormTM water guns;

•	Toy candy through our creation of Tongue TapeTM;

•	Junior sports, including Disney® products, GaksplatTM and StormTM; and

•	Fashion and mini dolls and related accessories, including Disney Princesses sold in The Disney Store.

      We continually review the marketplace to identify and evaluate evergreen brands that we believe have the potential for significant growth. We generate growth within these brands by:

•	creating innovative products under established brand names;

•	focusing our marketing efforts to enhance consumer recognition and retailer interest;

•	linking them with our portfolio of evergreen brands;

•	adding new items to the branded product lines that we expect will enjoy greater popularity; and

•	adding new features and improving the functionality of products in the line.

      In addition to developing our proprietary brands and marks, we license marks such as WWETM, Nickelodeon®, Rugrats®, SpongeBob SquarePants®, Dora the Explorer®, Blue’s Clues®, Mickey Mouse®, Winnie the Pooh®, Hello Kitty® and NASCAR®. Licensing enables us to use these high-profile marks at a lower cost than we would incur if we purchased these marks or developed comparable marks on our own. By licensing marks, we have access to a far greater range of marks than would be available for purchase. We also license technology produced by unaffiliated inventors and product developers to improve the design and functionality of our products.

      We have obtained an exclusive worldwide license for our joint venture with THQ Inc. (“THQ”), which develops, produces, manufactures and markets video games based on WWE characters and themes. Since the joint venture’s first title release in 1999, it has released 23 new titles. We have recognized approximately $42.8 million in profit from the joint venture through September 30, 2004. On October 19, 2004, we were named as defendants in a lawsuit commenced by WWE, pursuant to which WWE is seeking treble, punitive and other damages (including disgorgement of profits) in an undisclosed amount and a declaration that the video game license with the joint venture and an amendment to our toy licenses with WWE are void and unenforceable (see “— Legal Proceedings”).

      Through the Toymax International, Inc. acquisition we also added toy brand names such as Laser Challenge and Creepy Crawlers® to our brand portfolio. In addition, pool-related products branded under the name Funnoodle and kites branded under the name Go Fly a Kite® further diversified our portfolio with products popular in the spring and summer seasons.

      Through the assets we acquired from Trendmasters®, Inc. (“Trendmasters”) we added to our portfolio The Storm brand of water guns, gliders and junior sports toys, seasonal products for Halloween, Christmas and Easter, and vehicles, action figures, dolls and playsets under multiple brands.

      In May 2003 we acquired from P&M Products USA, Inc. and an affiliated United Kingdom company, P&M Products Limited (collectively, “P&M”) the Blopen, BlitzerTM, Vivid Velvet and SmArty Paints® line of products which we incorporated into our Flying Colors® and Pentech lines.

      In June 2004, we acquired substantially all of the assets of the Play Along group of companies which manufactured traditional toys, including plush, dolls, action figures, and preschool and construction toys and held a number of licenses including Cabbage Patch Kids® for dolls, Care Bears® for plush and preschool learning, Teletubbies® for preschool and playsets and DC Comic’s® Batman® and Justice League of America® for construction toys.

      Most of our current products are relatively inexpensive. In 2003, approximately 70.0% of our revenue came from products priced at ten dollars or less at retail. We believe that these products have enduring appeal and are less subject to general economic conditions, toy product fads and trends, and changes in retail distribution channels. As of September 30, 2004, we had over 3,400 products in approximately 21 product categories. In addition, the simplicity of these products enables us to choose among a wider range of manufacturers and affords us greater flexibility in product design, pricing and marketing. Our product development process typically takes from three to nine months from concept to production and shipment to our customers. We believe that many licensors and retailers recognize and reward our ability to bring product to market faster and more efficiently than many of our competitors.

      We sell our products through our in-house sales staff and independent sales representatives to toy and mass-market retail chain stores, department stores, office supply stores, drug and grocery store chains, club stores, toy specialty stores and wholesalers. The Road Champs, Flying Colors and Pentech products also are sold to smaller hobby shops, specialty retailers and corporate accounts, among others. Our five largest customers are Wal-Mart, Kmart, Toys ‘R’ Us, Target, and Kay Bee Toys, which collectively accounted for approximately 57.7% of our net sales in 2003. We have over 2,000 other customers, none of which accounted for more than 2.0% of our net sales in 2003. Kay Bee Toys filed for Chapter 11 bankruptcy protection in January 2004. As a result, we have reserved $2.1 million for potential bad debt, which represents 84% of Kay Bee Toys’ $2.5 million pre-petition accounts receivable balance with us. If Kay Bee Toys is unable to extricate itself from bankruptcy and we are unable to replace the revenues previously earned by us from Kay Bee Toys with other retailers, our business, financial condition and results of operations could be materially adversely affected (see “Risk Factors”).

Our Growth Strategy

      The execution of our growth strategy has resulted in increased revenues and earnings. In 2003, we generated net sales of $315.8 million, net income of $20.6 million and EBITDA of $35.0 million.

Approximately 12.7% of our increase in net sales we believe was attributable to our acquisitions. Key elements of our growth strategy include:

Expand Core Products. We manage our existing and new brands through strong product development initiatives, including introducing new products, modifying existing products and extending existing product lines. Our product designers strive to develop new products or product lines to offer added technological, aesthetic and functional improvements to our existing product lines. We expanded the use of real-scan technology in our action toys and we incorporated articulated joints and a flexible rubberized coating to enhance the life-like look and feel of these action toys. These innovations produce higher quality and better likenesses of the representative characters.

Enter New Product Categories. We will continue to use our extensive experience in the toy and related industries to evaluate products and licenses in new product categories and to develop additional product lines. We have entered the toy candy category through our creation of Tongue Tape, commenced marketing of licensed classic video games for simple plug-in use with television sets and expanded into slumber bags through the licensing of this category from our current licensors, such as Nickelodeon.

Pursue Strategic Acquisitions. We intend to supplement our internal growth rate with selected strategic acquisitions. Since our inception in 1995, we have successfully completed and integrated twelve acquisitions of companies and trademarks. These include our acquisitions of Justin Products, Road Champs, Remco, Child Guidance, Berk, Flying Colors, Pentech, Kidz Biz, Toymax®, Trendmasters®, P&M and Play Along. We will continue focusing our acquisition strategy on businesses or brands that have compatible product lines and offer valuable retail shelf space, trademarks or brands. In December 2002, we signed a three-year master toy license for Dragon Ball®, Dragon Ball Z® and Dragon Ball GT®. In 2003, we began to develop, manufacture and distribute action figures and action figure accessories based on these top-rated animated series, and continue to innovate and enhance the product offerings under this license.

Acquire Additional Character and Product Licenses. We have acquired the rights to use many familiar corporate, trade and brand names and logos from third parties that we use with our primary trademarks and brands. Currently, we have license agreements with the WWE, Nickelodeon, Disney, and Warner Bros.®, as well as with the licensors of the many popular licensed children’s characters previously mentioned, among others. We intend to continue to pursue new licenses from these entertainment and media companies and other licensors. We also intend to continue to purchase additional inventions and product concepts through our existing network of product developers.

Expand International Sales. We believe that foreign markets, especially Europe, Australia, Canada, Latin America and Asia, offer us significant growth opportunities. In 2003, our sales generated outside the United States were approximately $44.7 million, or 14.2% of total net sales. We intend to continue to expand our international sales by capitalizing on our experience and our relationships with foreign distributors and retailers. We expect these initiatives to continue to contribute to our international growth in 2004.

Capitalize On Our Operating Efficiencies. We believe that our current infrastructure and low-overhead operating model can accommodate significant growth without a proportionate increase in our operating and administrative expenses, thereby increasing our operating margins.

      The execution of our growth strategy, however, is subject to several risks and uncertainties and we cannot assure you that we will continue to experience growth in, or maintain our present level of, net sales (see “Risk Factors,” beginning on page 7). For example, our growth strategy will place additional demands on our management, operational capacity and financial resources and systems. The increased demand on management may necessitate our recruitment and retention of qualified management personnel. We cannot assure you that we will be able to recruit and retain qualified personnel or expand and manage our operations effectively and profitably. To effectively manage future growth, we must continue to expand our operational, financial and management information systems and to train, motivate and manage our work force. There can be no assurance that our operational, financial and management information systems will be adequate to support our future operations. Failure to expand our operational, financial and management information systems or to train, motivate or manage employees could have a material adverse effect on our business, financial condition and results of operations.

      Moreover, implementation of our growth strategy is subject to risks beyond our control, including competition, market acceptance of new products, changes in economic conditions, our ability to obtain or renew licenses on commercially reasonable terms and our ability to finance increased levels of accounts receivable and inventory necessary to support our sales growth, if any.

      Furthermore, we cannot assure you that we can identify attractive acquisition candidates or negotiate acceptable acquisition terms, and our failure to do so may adversely affect our results of operations and our ability to sustain growth.

      Finally, our acquisition strategy involves a number of risks, each of which could adversely affect our operating results, including difficulties in integrating acquired businesses or product lines, assimilating new facilities and personnel and harmonizing diverse business strategies and methods of operation; diversion of management attention from operation of our existing business; loss of key personnel from acquired companies; and failure of an acquired business to achieve targeted financial results.

Non-GAAP Financial Measure

      We have included above a non-GAAP financial measure, EBITDA, which is Earnings before Interest, Taxes, Depreciation, and Amortization. Many analysts view EBITDA as a useful measure in determining a company’s return on invested capital and the company’s ability to pay interest charges.

      Our EBITDA, as referred to above, is reconciled to our Net Income as follows (in thousands):

12/31/2003

Net Income	$20,604
Add (Deduct):
Provision for Income Tax	4,205
Interest, net	1,405
Profit from Joint Venture	(7,351)
Unrealized Gain	(609)
Other (income) expense	232
Amortization	988
Depreciation	7,191
Restricted Stock Expense	8,363
Option Compensation Expense	6

EBITDA	$35,034

Legal Proceedings

      On October 19, 2004, we were named as defendants in a lawsuit commenced by WWE in the U.S. District Court for the Southern District of New York concerning our toy licenses with WWE and the video game license between WWE and the joint venture company operated by THQ and us, encaptioned World Wide Wrestling Entertainment, Inc. v. JAKKS Pacific, Inc., et al., 1:04-CV-08223-KMK (the “WWE Action”). The complaint also names as defendants THQ, the joint venture, certain of our foreign subsidiaries, Jack Friedman (our Chairman and Chief Executive Officer), Stephen Berman (our Chief Operating Officer, President and Secretary and a member of our Board of Directors), Joel Bennett (our Chief Financial Officer), Stanley Shenker and Associates, Inc., Bell Licensing, LLC, Stanley Shenker and James Bell.

      WWE is seeking treble, punitive and other damages (including disgorgement of profits) in an undisclosed amount and a declaration that the video game license with the joint venture, which is scheduled to expire in 2009 (subject to joint venture’s right to extend that license for an additional five years), and an amendment to our toy licenses with WWE, which are scheduled to expire in 2009, are void and unenforceable. The WWE

Action alleges violations by the defendants of the Racketeer Influenced and Corrupt Organization Act (“RICO”) and the anti-bribery provisions of the Robinson-Patman Act, and various claims under state law.

      In November 2004, several purported class action lawsuits were filed in the United States District Court for the Southern District of New York: (1) Garcia v. Jakks Pacific, Inc. et al, Civil Action No. 04-8807 (filed on 11/5/2004), (2) Jonco Investors, LLC v. Jakks Pacific, Inc. et al, Civil Action No. 04-9021 (filed on 11/16/2004), (3) Kahn v. Jakks Pacific, Inc. et al, Civil Action No. 04-8910 (filed on 11/10/2004), (4) Quantum Equities L.L.C. v. Jakks Pacific, Inc. et al, Civil Action No. 04-8877 (filed on 11/9/2004), and Irvine v. Jakks Pacific, Inc. et al, Civil Action No. 04-9078 (filed on 11/16/2004) (the “Class Actions”). The complaints in the Class Actions allege that defendants issued positive statements concerning increasing sales of our WWE licensed products which were false and misleading because the WWE licenses had allegedly been obtained through a pattern of commercial bribery, our relationship with the WWE was being negatively impacted by the WWE’s contentions and there was an increased risk that the WWE would either seek modification or nullification of the licensing agreements with us. Plaintiffs also allege that we misleadingly failed to disclose the alleged fact that the WWE licenses were obtained through an unlawful bribery scheme. The plaintiffs in the Class Actions are described as purchasers of our common stock, who purchased from as early as October 26, 1999 to as late as October 19, 2004. The Class Actions seek compensatory and other damages in an undisclosed amount, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants (namely the Company and Messrs. Friedman, Berman and Bennett), and violations of Section 20(a) of the Exchange Act by Messrs. Friedman, Berman and Bennett.

      We believe that the claims in the WWE Action and the Class Actions are without merit and we intend to defend vigorously against them. However, because these Actions are in their preliminary stages, we cannot assure you as to the outcome of the Actions, nor can we estimate the range of potential losses to this Company.

      On December 2, 2004, a shareholder derivative action was filed in the Southern District of New York by Freeport Partners, LLC against our Company, nominally, and against Messrs. Friedman, Berman and Bennett, Freeport Partners v. Friedman, et al, Civil Action No. 04-9441 (the “Derivative Action”). The Derivative Action seeks to hold the individual defendants liable for damages allegedly caused to us by their actions and in particular to hold them liable on a contribution theory with respect to any liability of our Company in connection with the Class Actions.

The Offering

      This prospectus relates to 774,754 shares of our common stock that may be sold from time to time by the selling security holders, Messrs. Charles Emby, Jay Foreman, Lawrence Geller, David Lipman and John Nimmo.

      In June 2004, we purchased assets of Play Along, Inc., Play Along (Hong Kong) Limited and PA Distribution, Inc. for approximately $85.7 million, consisting of approximately $70.8 million in cash and 749,005 shares of our common stock. Prior to the acquisition, Messrs. Emby, Foreman and Geller were shareholders, directors and executive officers of those companies and they are currently management level employees of ours, although not executive officers.

      In December 2001, we purchased the shares of Kidz Biz Limited and Kidz Biz Far East Limited for approximately $12.4 million consisting of approximately $6.4 million in cash and 308,992 shares of our common stock. Prior to the acquisition, Messrs. Lipman and Nimmo were shareholders, directors and executive officers of those companies. Currently, Mr. Lipman is a non-executive level employee of ours and Messrs. Lipman and Nimmo own the building leased by Kidz Biz Limited in Surrey, England.

      Certain of the foregoing selling security holders have agreed to limit the amount of shares they will offer, as disclosed under the caption “Plan of Distribution” on page 15.

      We will not receive any of the proceeds from the sale of the common stock offered hereby (see “Use of Proceeds”), and the selling security holders listed herein may determine the prices at which they will sell the common stock, which prices may be at market prices prevailing at the time of such sale or some other price.

Our Corporate Information

      We were formed as a Delaware corporation in 1995. Our principal executive offices are located at 22619 Pacific Coast Highway, Malibu, California 90265. Our telephone number is (310) 456-7799. Our Internet website address is www.jakkspacific.com. The contents of our website are not part of this prospectus.

The Offering

Issuer	JAKKS Pacific, Inc.

Seller	One or more of the selling security holders. For information about the selling security holders, see “Selling Security Holders.” We are not selling the securities.

Securities Offered	774,754 shares of our common stock, par value $.001.

Common Stock to be Outstanding After the Offering(1)	26,233,706 shares.

Registration Rights	We have agreed to use our best efforts keep the shelf registration statement, of which this prospectus forms a part, effective until the earlier to occur of (i) the date on which the registered shares are disposed of in accordance with this prospectus or (ii) for Messrs. Emby, Foreman and Geller, the first anniversary of the effective date of the registration statement of which this prospectus forms a part, and for Messrs. Lipman and Nimmo, the date when their registered shares can be immediately sold to the public without registration or restriction.

Trading	Our common stock trades on the Nasdaq National Market System under the symbol “JAKK.”

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling security holders of the shares of common stock.

(1)	Does not include (1) 4,900,000 shares underlying our convertible notes; (2) 100,000 shares underlying our outstanding warrants; and (3) 2,115,946 shares underlying our outstanding options.

RISK FACTORS

      An investment in the shares of common stock involves significant risks. In addition to reviewing other information in this prospectus, you should carefully consider the following factors before deciding to purchase the shares of common stock. If any of the following risks actually occur, our business, results of operations and financial condition could be materially adversely affected and you might lose all or part of your investment.

The outcome of litigation in which we have been named as a defendant is unpredictable and a materially adverse decision in any such matter could have a material adverse affect on our financial position and results of operations.

      We are defendants in litigation matters, as described under “Legal Proceedings” in our periodic reports filed pursuant to the Securities Exchange Act of 1934, including the lawsuit commenced by WWE and the purported securities class action and derivative action claims stemming from the WWE lawsuit (see “— Legal Proceedings”). These claims may divert financial and management resources that would otherwise be used to benefit our operations. Although we believe that we have meritorious defenses to the claims made in each and all of the litigation matters to which we have been named a party, and intend to contest each lawsuit vigorously, no assurances can be given that the results of these matters will be favorable to us. A materially adverse resolution of any of these lawsuits could have a material adverse affect on our financial position and results of operations.

Our inability to redesign, restyle and extend our existing core products and product lines as consumer preferences evolve, and to develop, introduce and gain customer acceptance of new products and product lines, may materially and adversely impact our business, financial condition and results of operations.

      Our business and operating results depend largely upon the appeal of our products. Our continued success in the toy industry will depend on our ability to redesign, restyle and extend our existing core products and product lines as consumer preferences evolve, and to develop, introduce and gain customer acceptance of new products and product lines. Several trends in recent years have presented challenges for the toy industry, including:

•	The phenomenon of children outgrowing toys at younger ages, particularly in favor of interactive and high technology products;

•	Increasing use of technology;

•	Shorter life cycles for individual products; and

•	Higher consumer expectations for product quality, functionality and value.

      We cannot assure you that:

•	our current products will continue to be popular with consumers;

•	the product lines or products that we introduce will achieve any significant degree of market acceptance; or

•	the life cycles of our products will be sufficient to permit us to recover licensing, design, manufacturing, marketing and other costs associated with those products.

      Our failure to achieve any or all of the foregoing benchmarks may cause the infrastructure of our operations to fail, thereby adversely affecting our business, financial condition and results of operations.

The failure of our character-related and theme-related products to become and/or remain popular with children may materially and adversely impact our business, financial condition and results of operations.

      The success of many of our character-related and theme-related products depends on the popularity of characters in movies, television programs, live wrestling exhibitions, auto racing events and other media. We cannot assure you that:

•	media associated with our character-related and theme-related product lines will be released at the times we expect or will be successful;

•	the success of media associated with our existing character-related and theme-related product lines will result in substantial promotional value to our products;

•	we will be successful in renewing licenses upon expiration on terms that are favorable to us; or

•	we will be successful in obtaining licenses to produce new character-related and theme-related products in the future.

      Our failure to achieve any or all of the foregoing benchmarks may cause the infrastructure of our operations to fail, thereby adversely affecting our business, financial condition and results of operations.

There are risks associated with our license agreements.

•	Our current licenses require us to pay minimum royalties

      Sales of products under trademarks or trade or brand names licensed from others account for substantially all of our net sales. Product licenses allow us to capitalize on characters, designs, concepts and inventions owned by others or developed by toy inventors and designers. Our license agreements generally require us to make specified minimum royalty payments, even if we fail to sell a sufficient number of units to cover these amounts. In addition, under certain of our license agreements, if we fail to achieve certain prescribed sales targets, we may be unable to retain or renew these licenses.

•	Some of our licenses are restricted as to use

      Under some of our license agreements, including WWE, Nickelodeon and NASCAR, the licensors have the right to review and approve our use of their licensed products, designs or materials before we may make any sales. If a licensor refuses to permit our use of any licensed property in the way we propose, or if their review process is delayed, our development or sale of new products could be impeded.

•	New licenses are difficult and expensive to obtain

      Our continued success will depend substantially on our ability to obtain additional licenses. Intensive competition exists for desirable licenses in our industry. We cannot assure you that we will be able to secure or renew significant licenses on terms acceptable to us. In addition, as we add licenses, the need to fund additional royalty advances and guaranteed minimum royalty payments may strain our cash resources.

•	A limited number of licensors account for a large portion of our net sales

      We derive a significant portion of our net sales from a limited number of licensors. If one or more of these licensors were to terminate or fail to renew our license or not grant us new licenses, our business, financial condition and results of operations could be adversely affected.

The toy industry is highly competitive and our inability to compete effectively may materially and adversely impact our business, financial condition results of operations.

      The toy industry is highly competitive. Globally, certain of our competitors have financial and strategic advantages over us, including:

•	greater financial resources;

•	larger sales, marketing and product development departments;

•	stronger name recognition;

•	longer operating histories; and

•	greater economies of scale.

      In addition, the toy industry has no significant barriers to entry. Competition is based primarily on the ability to design and develop new toys, to procure licenses for popular characters and trademarks and to successfully market products. Many of our competitors offer similar products or alternatives to our products. Our competitors have obtained and are likely to continue to obtain licenses that overlap our licenses with respect to products, geographic areas and markets. We cannot assure you that we will be able to obtain adequate shelf space in retail stores to support our existing products or to expand our products and product lines or that we will be able to continue to compete effectively against current and future competitors.

A decline in the popularity of World Wrestling Entertainment could adversely our video game joint venture with THQ.

      The joint venture with THQ depends entirely on a single license, which gives the venture exclusive worldwide rights to produce and market video games based on World Wrestling Entertainment characters and themes. The popularity of professional wrestling, in general, and World Wrestling Entertainment, in particular, is subject to changing consumer tastes and demands. The relative popularity of professional wrestling has fluctuated significantly in recent years. A decline in the popularity of World Wrestling Entertainment could adversely affect the joint venture’s and our business, financial condition and results of operations.

The termination of THQ’s manufacturing licenses and the inability of the joint venture to otherwise obtain these licenses from other manufacturers would materially adversely affect the joint venture’s and our business, financial condition and results of operations.

      The joint venture relies on hardware manufacturers and THQ’s non-exclusive licenses with them for the right to publish titles for their platforms and for the manufacture of the joint venture’s titles. If THQ’s manufacturing licenses were to terminate and the joint venture could not otherwise obtain these licenses from other manufacturers, the joint venture would be unable to publish additional titles for these manufacturers’ platforms, which would materially adversely affect the joint venture’s and our business, financial condition and results of operations.

The failure of the joint venture or THQ to perform as anticipated could have a material adverse affect on our financial position and results of operations.

      The joint venture’s failure to timely develop titles for new platforms that achieve significant market acceptance, to maintain net sales that are commensurate with product development costs or to maintain compatibility between its personal computer CD-ROM titles and the related hardware and operating systems would adversely affect the joint venture’s and our business, financial condition and results of operations.

      Furthermore, THQ controls the day-to-day operations of the joint venture and all of its product development and production operations. Accordingly, the joint venture relies exclusively on THQ to manage these operations effectively. THQ’s failure to effectively manage the joint venture would have a material adverse effect on the joint venture’s and our business and results of operations. We are also dependent upon THQ’s ability to manage cash flows of the joint venture. If THQ is required to retain cash for operations, or because of statutory or contractual restrictions, we may not receive cash payments for our share of profits, on a timely basis, or at all.

We may not be able to sustain or manage our rapid growth, which may prevent us from continuing to increase our net revenues.

      We have experienced rapid growth in our product lines resulting in higher net sales over the last six years, which was achieved through acquisitions of businesses, products and licenses. For example, revenues associated with our acquired companies in 2003 and 2002 were $40.1 million and $84.7 million, respectively, representing 12.7% and 27.3% of our total revenues for those periods. As a result, comparing our period-to-period operating results may not be meaningful and results of operations from prior periods may not be indicative of future results. We cannot assure you that we will continue to experience growth in, or maintain our present level of, net sales.

      Our growth strategy calls for us to continuously develop and diversify our toy business by acquiring other companies, entering into additional license agreements, refining our product lines and expanding into international markets, which will place additional demands on our management, operational capacity and financial resources and systems. The increased demand on management may necessitate our recruitment and retention of qualified management personnel. We cannot assure you that we will be able to recruit and retain qualified personnel or expand and manage our operations effectively and profitably. To effectively manage future growth, we must continue to expand our operational, financial and management information systems and to train, motivate and manage our work force. There can be no assurance that our operational, financial and management information systems will be adequate to support our future operations. Failure to expand our operational, financial and management information systems or to train, motivate or manage employees could have a material adverse effect on our business, financial condition and results of operations.

      In addition, implementation of our growth strategy is subject to risks beyond our control, including competition, market acceptance of new products, changes in economic conditions, our ability to obtain or renew licenses on commercially reasonable terms and our ability to finance increased levels of accounts receivable and inventory necessary to support our sales growth, if any. Accordingly, we cannot assure you that our growth strategy will continue to be implemented successfully.

If we are unable to acquire and integrate companies and new product lines successfully we will be unable to implement our growth strategy.

      Our growth strategy depends in part upon our ability to acquire companies and new product lines. Revenues associated with our acquisitions represented 12.7% and 27.3% of our total revenues in 2003 and 2002, respectively. Future acquisitions will succeed only if we can effectively assess characteristics of potential target companies and product lines, such as:

•	attractiveness of products;

•	suitability of distribution channels;

•	management ability;

•	financial condition and results of operations; and

•	the degree to which acquired operations can be integrated with our operations.

      We cannot assure you that we can identify attractive acquisition candidates or negotiate acceptable acquisition terms, and our failure to do so may adversely affect our results of operations and our ability to sustain growth. Our acquisition strategy involves a number of risks, each of which could adversely affect our operating results, including:

•	difficulties in integrating acquired businesses or product lines, assimilating new facilities and personnel and harmonizing diverse business strategies and methods of operation;

•	diversion of management attention from operation of our existing business;

•	loss of key personnel from acquired companies; and

•	failure of an acquired business to achieve targeted financial results.

A limited number of customers account for a large portion of our net sales, so that if one or more of our major customers were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us or return substantial amounts of our products, it could have a material adverse effect on our business, financial condition and results of operations.

      Our five largest customers accounted for 57.7% of our net sales in 2003. Except for outstanding purchase orders for specific products, we do not have written contracts with or commitments from any of our customers. A substantial reduction in or termination of orders from any of our largest customers could adversely affect our business, financial condition and results of operations. In addition, pressure by large customers seeking price reductions, financial incentives, changes in other terms of sale or for us to bear the risks and the cost of carrying inventory also could adversely affect our business, financial condition and results of operations. If one or more of our major customers were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us or return substantial amounts of our products, it could have a material adverse effect on our business, financial condition and results of operations. In addition, the bankruptcy or other lack of success of one or more of our significant retailers could negatively impact our revenues and bad debt expense. For example, one of our five largest customers in 2003, Kay Bee Toys, filed for Chapter 11 bankruptcy protection in January 2004. As a result, we have reserved $2.1 million for potential bad debt, which represents 84% of Kay Bee Toys’ $2.5 million pre-petition accounts receivable balance with us. If Kay Bee Toys is unable to extricate itself from bankruptcy and we are unable to replace the revenues previously earned by us from Kay Bee Toys, our business, financial condition and results of operations could be materially adversely affected.

We depend on our key personnel and any loss or interruption of either of their services could adversely affect our business, financial condition and results of operations.

      Our success is largely dependent upon the experience and continued services of Jack Friedman, our Chairman and Chief Executive Officer and Stephen G. Berman, our President and Chief Operating Officer. We cannot assure you that we would be able to find an appropriate replacement for Mr. Friedman or Mr. Berman if the need should arise, and any loss or interruption of Mr. Friedman’s or Mr. Berman’s services could adversely affect our business, financial condition and results of operations.

We depend on third-party manufacturers, and if our relationship with any of them is harmed or if they independently encounter difficulties in their manufacturing processes, we could experience product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis, any of which could adversely affect our business, financial condition and results of operations.

      We depend on approximately twenty third-party manufacturers who develop, provide and use the tools, dies and molds that we own to manufacture our products. However, we have limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could adversely affect our business, financial condition and results of operations.

      We do not have long-term contracts with our third-party manufacturers. Although we believe we could secure other third-party manufacturers to produce our products, our operations would be adversely affected if we lost our relationship with any of our current suppliers or if our current suppliers’ operations or sea or air transportation with our overseas manufacturers were disrupted or terminated even for a relatively short period of time. Our tools, dies and molds are located at the facilities of our third-party manufacturers.

      Although we do not purchase the raw materials used to manufacture our products, we are potentially subject to variations in the prices we pay our third-party manufacturers for products, depending on what they pay for their raw materials.

We have substantial sales and manufacturing operations outside of the United States subjecting us to risks associated with the outbreak of SARS, as well as risks common to international operations.

      We sell products and operate facilities in numerous countries outside the United States. For the fiscal year ended December 31, 2003, sales to our international customers comprised approximately 14.2% of our net sales. We expect our sales to international customers to account for a greater portion of our revenues in future fiscal periods. Additionally, we utilize third-party manufacturers located principally in The People’s Republic of China, or the PRC, which has been significantly impacted by the outbreak of Severe Acute Respiratory Syndrome, or SARS. The inability of the PRC to effectively control the spread of SARS within its borders or the failure of the medical community to develop a cure for this illness may deplete the workforce of the PRC available to manufacture our products, create barriers to entry into commercial markets for our products manufactured in the PRC and prevent us from sending the requisite monitors and inspectors to the PRC to ensure that our products are being manufactured in accordance with our requirements and specifications. Any of the foregoing may cause the infrastructure of our PRC operations to fail, thereby adversely affecting our business, financial condition and results of operations.

      Furthermore, our PRC sales and manufacturing operations are subject to the risks normally associated with international operations, including:

•	currency conversion risks and currency fluctuations;

•	limitations, including taxes, on the repatriation of earnings;

•	political instability, civil unrest and economic instability;

•	greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;

•	complications in complying with laws in varying jurisdictions and changes in governmental policies;

•	greater difficulty and expenses associated with recovering from natural disasters;

•	transportation delays and interruptions; and

•	the potential imposition of tariffs.

      Our reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply, should such changes be necessary. However, if we were prevented from obtaining products or components for a material portion of our product line due to medical, political, labor or other factors beyond our control, our operations would be disrupted while alternative sources of products were secured. Also, the imposition of trade sanctions by the United States against a class of products imported by us from, or the loss of “normal trade relations” status by China, could significantly increase our cost of products imported from that nation. Because of the importance of our international sales and international sourcing of manufacturing to our business, our financial condition and results of operations could be significantly and adversely affected if any of the risks described above were to occur.

Our business is subject to extensive government regulation and any violation by us of such regulations could result in product liability claims, loss of sales, diversion of resources, damage to our reputation, increased warranty costs or removal of our products from the market, and we cannot assure you that our product liability insurance for the foregoing will be sufficient.

      Our business is subject to various laws, including the Federal Hazardous Substances Act, the Consumer Product Safety Act, the Flammable Fabrics Act and the rules and regulations promulgated under these acts. These statutes are administered by the Consumer Product Safety Commission (CPSC), which has the authority to remove from the market products that are found to be defective and present a substantial hazard or risk of serious injury or death. The CPSC can require a manufacturer to recall, repair or replace these products under certain circumstances. We cannot assure you that defects in our products will not be alleged or found. Any such allegations or findings could result in:

•	product liability claims;

•	loss of sales;

•	diversion of resources;

•	damage to our reputation;

•	increased warranty costs; and

•	removal of our products from the market.

      Any of these results may adversely affect our business, financial condition and results of operations. There can be no assurance that our product liability insurance will be sufficient to avoid or limit our loss in the event of an adverse outcome of any product liability claim.

We depend on our proprietary rights and our inability to safeguard and maintain the same, or claims of third parties that we have violated their intellectual property rights, could have a material adverse effect on our business, financial condition and results of operations.

      We rely on trademark, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish, protect and enforce our proprietary rights in our products. The laws of certain foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We cannot assure you that we or our licensors will be able to successfully safeguard and maintain our proprietary rights. Further, certain parties have commenced legal proceedings or made claims against us based on our alleged patent infringement, misappropriation of trade secrets or other violations of their intellectual property rights. We cannot assure you that other parties will not assert intellectual property claims against us in the future. These claims could divert our attention from operating our business or result in unanticipated legal and other costs, which could adversely affect our business, financial condition and results of operations.

Market conditions and other third-party conduct could negatively impact our margins and implementation of other business initiatives.

      Economic conditions, such as rising fuel prices and decreased consumer confidence, may adversely impact our margins. In addition, general economic conditions were significantly and negatively affected by the September 11th terrorist attacks and could be similarly affected by any future attacks. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our sales and profitability. Other conditions, such as the unavailability of electronics components, may impede our ability to manufacture, source and ship new and continuing products on a timely basis. Significant and sustained increases in the price of oil could adversely impact the cost of the raw materials used in the manufacture of our products, such as plastic.

We may not have the funds necessary to purchase our outstanding convertible notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.

      On June 15, 2010, June 15, 2013 and June 15, 2018, holders of our convertible notes may require us to purchase their notes, which repurchase may be made for cash. In addition, holders may also require us to purchase their notes for cash upon the occurrence of certain fundamental changes in our board composition or ownership structure, if we liquidate or dissolve under certain circumstances or if our common stock ceases being quoted on an established over-the-counter trading market in the United States. If we do not have, or have access to, sufficient funds to repurchase the notes, then we could be forced into bankruptcy. In fact, we expect that we would require third-party financing, but we cannot assure you that we would be able to obtain that financing on favorable terms or at all.

Our reported earnings per share may be more volatile because of the contingent conversion provision of our outstanding convertible notes.

      Holders of our convertible notes are entitled to convert the notes into our common stock, among other circumstances, if the closing sale price of our common stock for at least 20 trading days in the 30 trading day period ending on the last day of the preceding calendar quarter exceeds 120% of the accreted conversion price per share of common stock (the accreted principal amount of a convertible note divided by the number of shares issuable upon conversion of a convertible note on that day) on the last trading day of such preceding calendar quarter. Until this contingency or another conversion contingency is met, the shares underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. Should this contingency be met, fully diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the fully diluted earnings per share calculation. Volatility in our stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of our fully diluted earnings per share. The convertible notes were convertible at a rate of 50.0 shares of common stock per $1,000 principal amount at issuance of the convertible notes (equivalent to an initial conversion price of $20.00 per share).

FORWARD LOOKING STATEMENTS

      This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. When we use words like “intend,” “anticipate,” “believe,” “estimate,” “plan,” “will” or “expect,” we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under “Risk Factors” above and elsewhere in this prospectus. You should understand that forward-looking statements made in this prospectus are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain information or upon the occurrence of future events or otherwise.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock by the selling security holders in this offering.

SELLING SECURITY HOLDERS

      This prospectus relates to 774,754 shares of our common stock that may be sold from time to time by the selling security holders, Messrs. Charles Emby, Jay Foreman, Lawrence Geller, David Lipman and John Nimmo.

      The shares of common stock being offered by Messrs. Lipman and Nimmo were originally issued by us on August 17, 2004 and the shares of common stock being offered by Messrs. Emby, Foreman and Geller were originally issued by us on June 10, 2004, in non-public transactions, which issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. As used herein, selling security holders includes their transferees, pledgees or donees or their successors, selling shares received from a named selling security holder after the date of this prospectus. Selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock listed by their name below.

      In June 2004, we purchased assets of Play Along, Inc., Play Along (Hong Kong) Limited and PA Distribution, Inc. for approximately $85.7 million, consisting of approximately $70.8 million in cash and

749,005 shares of our common stock. Prior to the acquisition, Messrs. Emby, Foreman and Geller were shareholders, directors and executive officers of those companies and they are currently management level employees of ours, although not executive officers.

      In December 2001, we purchased the shares of Kidz Biz Limited and Kidz Biz Far East Limited for approximately $12.4 million consisting of approximately $6.4 million in cash and 308,992 shares of our common stock. Prior to the acquisition, Messrs. Lipman and Nimmo were shareholders, directors and executive officers of those companies. Currently, Mr. Lipman is a non-executive level employee of ours and Messrs. Lipman and Nimmo own the building leased by Kidz Biz Limited in Surrey, England.

      The following table sets forth information with respect to the selling security holders and the number of shares beneficially owned by each selling security holder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling security holders on or prior to December 7, 2004. The selling security holders may offer all, some or none of the shares of common stock listed below.

	Number of		Number of
	Shares Beneficially Owned	Number of Shares	Shares Beneficially Owned
Selling Security Holders	Prior to the Offering(2)	Offered Hereby(1)	After Offering(2)(3)

Charles Emby	299,602	299,602	0
Jay Foreman	299,602	299,602	0
Lawrence Geller	149,801	149,801	0
David Lipman	44,826 (4)	19,826	25,000 (4)
John Nimmo	5,923	5,923	0

(1)	Information regarding the selling security holders may change from time to time. Any such change will be set forth in supplements to this prospectus if and when necessary.

(2)	The number of shares of common stock beneficially owned by a person or entity is determined under rules promulgated by the United States Securities and Exchange Commission. Under such rules, beneficial ownership includes any shares as to which a person or entity has sole or shared voting power or investment power. Included among the shares owned by such person or entity are any shares which such person or entity has the right to acquire within 60 days after December 7, 2004. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares. Except for information in our records and reports filed by a selling shareholder with us, if any, we have no knowledge of whether such selling shareholder owns any other shares of our common stock or options or warrants to purchase shares of our common stock. We believe that none of the selling security holders listed above will own 1% or more of our outstanding shares if it sells all of the shares registered for sale hereby.

(3)	Assumes the sale of all shares offered hereby on behalf of such selling security holder.

(4)	Includes 25,000 shares that Mr. Lipman may purchase upon the exercise of certain stock options.

PLAN OF DISTRIBUTION

      The selling security holders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the common stock. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

      In connection with the sale of the common stock, selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock positions they assume. The selling security holders may also sell the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling security holders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

      In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

      Selling security holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including, but not limited to, liability under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      To our knowledge, there are currently no plans, arrangements or understandings between any of the selling security holders and any underwriter, broker-dealer or agent regarding the sale of the common stock. A selling security holder may not sell any common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      We entered into registration rights agreements for the benefit of holders of the common stock to register their common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreements provide for cross-indemnification of the selling security holders and us (and our directors, officers and controlling persons) against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling security holders incident to the offering and sale of the common stock.

      Under the registration rights agreements, we are obligated to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier to occur of (i) the date when all of the securities registered hereby are disposed of in accordance with the terms of the shelf registration statement or (ii) for Messrs. Emby, Foreman and Geller, the first anniversary of the effective date of the registration statement of which this prospectus forms a part, and for Messrs. Lipman and Nimmo, the date when their registered shares can be immediately sold to the public without registration or restriction.

      Except for Messrs. Lipman and Nimmo, each of the selling security holders has agreed not sell more than 75% of his registered shares until after March 7, 2005. Commencing on March 8, 2005 there will be no limitation on the number of shares a selling security holder may sell.

      The above notwithstanding, none of these limitations shall apply in the event the closing sales price of our common stock, as reported on the Nasdaq National Market, exceeds $25.00 for five consecutive trading days.

      Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions set forth in the registration rights agreements. In these cases, we may prohibit offers and sales of the shares of common stock pursuant to the registration statement to which this prospectus relates.

      When we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of the common stock covered by this prospectus through a block trade, special offering, exchange distribution or secondary distribution or purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part, disclosing (a) the name of each such selling security holder and of the participating broker-dealer or dealers, (b) the number of shares of common stock involved, (c) the price at which the common stock was sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer or dealers, if applicable, and (e) other facts material to the transaction. In addition, when we are notified by any selling security holder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

      We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling security holder. Each selling security holder has agreed not to trade securities from the time the selling security holder receives notice from us of this type of event until the selling security holder receives a prospectus supplement or amendment.

LEGAL MATTERS

      The legality of the common stock being offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York. Murray L. Skala, a partner of that firm, is one of our directors, an owner of 1,000 shares of our common stock, a holder of options to purchase 82,771 shares of our common stock, and a trustee under a trust that owns 3,186 shares of our common stock.

INDEPENDENT AUDITORS

      Our consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus have been audited by PKF, Certified Public Accountants, A Professional Corporation, Los Angeles, California, independent auditors, as stated in their report incorporated by reference herein.

      The financial statements of PA Distribution, Inc. and Play Along, Inc. for the twelve-month periods ended March 31, 2003 and 2002 and the nine-month period ended December 31, 2003, incorporated by reference into this prospectus have been audited by Daszkal Bolton LLP, Certified Public Accountants, Boca Raton, Florida, independent auditors, as stated in their report incorporated by reference herein.

      The financial statements of Play Along (Hong Kong) Limited for the twelve-month period ended March 31, 2003 and the nine-month period ended December 31, 2003, incorporated by reference into this prospectus have been audited by Grant Thornton, Certified Public Accountants, Hong Kong, independent auditors, as stated in their reports incorporated by reference herein.

INCORPORATION OF DOCUMENTS BY REFERENCE

      This prospectus “incorporates by reference” certain of the reports and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important information to you by referring you to those documents. Information filed with the SEC after the date of this prospectus will update and supersede this information. The following documents filed with the SEC are incorporated by reference:

(1) Our Annual Report on Form 10-K for the year ended December 31, 2003;

(2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2004;

(3) Our Current Reports on Form 8-K filed with the SEC on February 17, March 12, April 21, June 16, July 20, August 6, September 7, October 15, October 19, and November 16, 2004;

(4) The description of our common stock contained in our Registration Statement on Form 8-A (File No. 0-28104), filed March 29, 1996, and as incorporated therein by reference to our Registration Statement on Form SB-2 (Reg. No. 333-2048-LA).

      Any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 0-28104) after the date hereof are incorporated by reference until all of the securities offered by this prospectus are sold. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in those documents modifies or supersedes that statement. Any statements so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded. In addition, any supplement prepared in relation to this prospectus shall be deemed to supersede for all purposes any earlier supplement prepared in relation to this prospectus.

      We will provide each person to whom a copy of this prospectus has been delivered, without charge, a copy of any of the documents referred to above as being incorporated by reference. You may request a copy by writing or telephoning Joel M. Bennett, c/o JAKKS Pacific, Inc., 22619 Pacific Coast Highway, Malibu, California, 90265 (telephone: 310-456-7799).

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, we file reports, proxy statement and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://ww.sec.gov that contains reports, proxy and information statements and other information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed on the Nasdaq National Market and reports and information concerning us can also be inspected through such exchange. We intend to furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we deem appropriate or as may be required by law.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Our certificate of incorporation provides that the personal liability of our directors shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (“DGCL”). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to a company or its security holders for monetary damages for breach of fiduciary duty as a director, provided that the certificate of incorporation does not eliminate the liability of a director for (1) any breach of the director’s duty of loyalty to it or its security holders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (4) any transaction from which such director derives an improper personal benefit. The effect of this provision is to eliminate the rights of a company and its security holders to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. The limitations summarized above, however, do not affect the ability of a company or its security holders to seek nonmonetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

      In addition, our certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL. In general, Section 145 of the DGCL permits us to indemnify our directors, officers, employees or agents or, when so serving at our request, another company who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      We maintain a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by any director or officer in connection with the performance of his or her duties and certain liabilities that we may incur, including the indemnification payable to any director or officer. This policy provides for $30 million in maximum aggregate coverage, including defense costs. We pay the entire premium for such insurance.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. The Registrant is paying all of the selling security holders’ expenses related to this offering, except that the selling security holders will pay any applicable broker’s commissions and expenses. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC Registration fee	$1,920
Printing and Edgarization	4,000
Accountants’ fees and expenses	20,000
Attorneys’ fees and expenses	45,000
Miscellaneous	4,080

Total	$75,000

Item 15.	Indemnification of Directors and Officers

      The Registrant’s Certificate of Incorporation provides that the personal liability of the directors of the Registrant shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (“DGCL”). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to the Registrant or its security holders for monetary damages for breach of fiduciary duty as a director, provided that the Certificate of Incorporation does not eliminate the liability of a director for (1) any breach of the director’s duty of loyalty to the Registrant or its security holders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (4) any transaction from which such director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Registrant and its security holders to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. The limitations summarized above, however, do not affect the ability of the Registrant or its security holders to seek nonmonetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

      In addition, the Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL. In general, Section 145 of the DGCL permits the Registrant to indemnify a director, officer, employee or agent of the Registrant or, when so serving at the Registrant’s request, another company who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      The Registrant maintains a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by any director or officer in connection with the performance of his or her duties and certain liabilities that may be incurred by the Registrant, including the indemnification payable to any director or officer. This policy provides for $30 million in maximum aggregate coverage, including defense costs. The entire premium for such insurance is paid by the Registrant.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits

Exhibit
Number	Description

2.1	Form of certificate evidencing shares of common stock(1)
2.2	Asset Purchase and Sale Agreement, dated as of June 10, 2004, by and among the Registrant (and certain subsidiaries) and Messrs. Emby, Foreman and Geller (and certain affiliated companies)(2)
2.3	Stock Purchase Agreement, dated as of December 27, 2001, by and among the Registrant, Kidz Biz Limited, Kidz Biz Far East Limited, Messrs. Lipman and Nimmo and Marilyn*
2.4	Settlement Agreement, dates as of August 2004, by and between the Registrant and David Lipman*
2.5	Compromise Agreement, dated August 2004, by and between JAKKS Pacific/Kidz Biz Limited and David Lipman*
4.1	Registration Rights Agreement, dated as of June 10, 2004, by and among the Registrant and Messrs. Emby, Foreman and Geller(3)
4.2	Registration Rights Agreement, dated as of December 27, 2001, by and among the Registrant and Messrs. Lipman and Nimmo and Marilyn Lipman*
5.1	Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP(3)
23.1	Consent of PKF, Certified Public Accountants, A Professional Corporation*
23.2	Consent of Daszkal Bolton LLP*
23.3	Consent of Grant Thornton, Certified Public Accountants, Hong Kong*
23.4	Consent of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (included in Exhibit 5.1)
24.1	Power of Attorney*

*	Filed herewith.

(1)	Filed on May 1, 1996 as an exhibit to the Company’s Registration Statement on Form SB-2 (Reg. No. 333-2048-LA), and incorporated herein by reference.

(2)	Filed on June 16, 2004 as an exhibit to the Company’s Current Report on Form 8-K.

(3)	Filed on September 8, 2004 as an exhibit to the initial filing of this Registration Statement.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs 1(i) and 1(ii) above do not apply if the registration statement on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs, is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malibu, State of California, on December 13, 2004.

JAKKS PACIFIC, INC.

By:	/s/ JACK FRIEDMAN

Jack Friedman
Chairman

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JACK FRIEDMAN Jack Friedman	Chairman and Chief Executive Officer (Principal Executive Officer)	December 13, 2004

/s/ JOEL M. BENNETT Joel M. Bennett	Chief Financial Officer (Principal Financial and Accounting Officer)	December 13, 2004

/s/ DAN ALMAGOR Dan Almagor	Director	December 13, 2004

/s/ STEPHEN G. BERMAN Stephen G. Berman	Director	December 13, 2004

/s/ DAVID C. BLATTE David C. Blatte	Director	December 13, 2004

/s/ ROBERT E. GLICK Robert E. Glick	Director	December 13, 2004

/s/ MICHAEL G. MILLER Michael G. Miller	Director	December 13, 2004

/s/ MURRAY L. SKALA Murray L. Skala	Director	December 13, 2004

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Form of certificate evidencing shares of common stock(1)
2.2	Asset Purchase and Sale Agreement, dated as of June 10, 2004, by and among the Registrant (and certain subsidiaries) and Messrs. Emby, Foreman and Geller (and certain affiliated companies)(2)
2.3	Stock Purchase Agreement, dated as of December 27, 2001, by and among the Registrant, Kidz Biz Limited, Kidz Biz Far East Limited, Messrs. Lipman and Nimmo and Marilyn*
2.4	Settlement Agreement, dates as of August 2004, by and between the Registrant and David Lipman*
2.5	Compromise Agreement, dated August 2004, by and between JAKKS Pacific/Kidz Biz Limited and David Lipman*
4.1	Registration Rights Agreement, dated as of June 10, 2004, by and among the Registrant and Messrs. Emby, Foreman and Geller(3)
4.2	Registration Rights Agreement, dated as of December 27, 2001, by and among the Registrant and Messrs. Lipman and Nimmo and Marilyn Lipman*
5.1	Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP(3)
23.1	Consent of PKF, Certified Public Accountants, A Professional Corporation*
23.2	Consent of Daszkal Bolton LLP*
23.3	Consent of Grant Thornton, Certified Public Accountants, Hong Kong*
23.4	Consent of Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP (included in Exhibit 5.1)
24.1	Power of Attorney*

*	Filed herewith.

(1)	Filed on May 1, 1996 as an exhibit to the Company’s Registration Statement on Form SB-2 (Reg. No. 333-2048-LA), and incorporated herein by reference.

(2)	Filed on June 16, 2004 as an exhibit to the Company’s Current Report on Form 8-K.

(3)	Filed on September 8, 2004 as an exhibit to the initial filing of this Registration Statement.